================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                           EUROWEB INTERNATIONAL CORP.
                       (Name of Subject Company (Issuer))

                                 PANSOURCE B.V.
                            EVEREST ACQUISITION CORP.
                              KONINKLIJKE KPN N.V.
                                KPN TELECOM B.V.
                                   (Offerors)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    298801101
                       (CUSIP Number of Class Securities)

                              JAN-ROELOF STIENSTRA
                              PROJECT MANAGER, M&A
                              KONINKLIJKE KPN N.V.
                                   MAANPLEIN 5
                               2516 CK, THE HAGUE
                                 THE NETHERLANDS
                                 +31-70-343-4595

            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               ERIC S. SHUBE, ESQ.
                                  ALLEN & OVERY
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK 10022
                                       USA
                                 +1-212-610-6300

                           CALCULATION OF FILING FEE:

--------------------------------------------------------------------------------
       Transaction valuation*                          Amount of filing fee
            $11,722,903                                       $1,079
--------------------------------------------------------------------------------

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:             $1,903.55
--------------------------------------------------------------------------------
Form or Registration No.:           Schedule TO
--------------------------------------------------------------------------------
Filing Party:                       Pansource B.V., Everest  Acquisition Corp.,
                                    Koninklijke KPN N.V. and KPN Telecom B.V.
--------------------------------------------------------------------------------
Date Filed:                         February 20, 2002
--------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[X]   going-private transaction subject to Rule 13e-3.

[X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



--------
* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Offer and
(b) the price offered per share.

                                   SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission on February 20, 2002, as amended by Amendment No. 1 filed on March 4, 2002, which relates to the offer by Everest Acquisition Corp., a Delaware corporation ("Everest Acquisition") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation ("EuroWeb"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 2 is being filed on behalf of Everest Acquisition, Pansource, KPN Telecom B.V. ("KPN Telecom"), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN, and KPN. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

         The Offer to Purchase is amended as follows:

         All references to "5:00 p.m." are hereby deleted and replaced with "12:00 midnight".

         Section 6 ("The Tender Offer--Terms of the Offer") and Section 7 ("The Tender Offer--Acceptance for Payment and Payment") are hereby amended by deleting each reference to "as promptly as practicable" or "as soon as practicable" and replacing it with "promptly".

         The phrase ", in the sole judgment of Everest Acquisition Corp.," is hereby deleted each time it appears on the cover page.

         The phrase ", in the sole judgement of Everest Acquisition," is hereby deleted each time it appears in the first full paragraph on page 2.

         The third sentence of the last paragraph on page 23 is hereby replaced with the following:

         "Everest Acquisition will make all determinations concerning the satisfaction of the terms and conditions of the Offer."

         The phrase "in its sole discretion but" is hereby deleted from the last sentence of the last paragraph on page 23.

         The phrase ", in the sole judgment of Everest Acqusition," is hereby deleted each time it appears in Section 17 ("The Tender Offer--Conditions to the Offer").

         The phrase ", in its sole discretion" is hereby deleted from the last line before the beginning of condition (a) on page 35, from condition (i) on page 38, and each place it occurs in the first full paragraph on page 38.

         Section 17 ("The Tender Offer--Conditions to the Offer") is also hereby amended as follows:

         - by deleting the reference to "time of payment for any such shares (whether or not any shares have theretofore been accepted for payment or paid pursuant to the Offer)" in the carry over paragraph on the top of page 35 and replacing it with "expiration of the Offer (or thereafter in relation to any condition dependent upon receipt of necessary government approvals)".

         - by removing the words "or may be" from condition (b) on page 35 and the analogous paragraph on the cover page and on page 2 under "Introduction".

         - by deleting the text in condition (c), subsection (5), which begins on page 35, and replacing it with the following:

            "(5) seeking any material diminution in the benefits expected to be derived by Everest Acquisition, Pansource, KPN or any other affiliate of KPN as a result of the transactions contemplated by the Offer or any other business combination with EuroWeb (including without limitation by restricting or reducing such entities' access to the assets and businesses of EuroWeb, reducing or impairing the assets of EuroWeb, impairing or impeding the ability of such entities to effect the transactions described under "Purpose and Structure of the Offer; Plans for EuroWeb" or increasing the liabilities assessed against or required to be assumed by such entities),".

         - by replacing the period with a comma at the end of condition (i) on page 38 and inserting the following beginning on a new line:

            "which, in the reasonable judgment of Everest Acquisition with respect to each and every matter referred to above, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for shares."

         - by deleting the reference to "(including any action or omission by Everest Acquisition)" in the first full paragraph after condition
            (i) on page 38.

         - by deleting the penultimate sentence of the first full paragraph on page 38 and inserting the following:

            "Any reasonable determination by Everest Acquisition concerning any condition or event described in this section shall be final and binding upon all parties."

         - by inserting after the words "at any time and from time to time" in the first full paragraph on page 38 the words "prior to expiration of the Offer (or thereafter if subject to applicable law)".

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Offer to Purchase is hereby amended to add the following to the end of Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb"):

         On February 28, 2002, representatives of Everest Acquisition, Pansource, KPN Telecom and KPN (the "KPN Entities") participated in a conference call with several members of the board of directors of EuroWeb who are unaffiliated with the KPN Entities (the "representatives of EuroWeb"). The representatives of the KPN Entities discussed the terms of the Offer by reviewing with the representatives of EuroWeb the terms of the Offer disclosed in the Offer to Purchase. In particular, KPN stated that it determined to offer $2.25 per share because it wished to offer a fair price, and it believed after considering the factors described under "Fairness of the Offer" in the Offer to Purchase that $2.25 per share was a fair price. The representatives of EuroWeb advised the representatives of the KPN Entities to consider revising the Offer, including possibly changing the form of consideration to an exchange of shares of KPN for shares of EuroWeb.

         On March 1, 2002, representatives of the KPN Entities participated in a second conference call with the representatives of EuroWeb. The representatives of KPN told the representatives of EuroWeb that KPN was not prepared at that time to consider using KPN shares as consideration for a revised offer for EuroWeb shares. The representatives of EuroWeb then asked if KPN would consider other alternatives that would give Euroweb stockholders a continuing equity interest such as some form of combination or joint venture between EuroWeb and PanTel. The representatives of the KPN Entities stated that at this time KPN would not be interested in pursuing such an alternative because it was not clear that any such arrangement would be commercially beneficial to PanTel. The representatives of the KPN Entities then asked the representatives of EuroWeb whether they would recommend the Offer if KPN were to make a higher cash offer in the range of $2.50 to $2.70 per share. The representatives of EuroWeb indicated that they would consider any increased cash offer made by KPN only at such time as a new offer was made, and that they did not believe that any such offer would be successful.

         On March 4, 2002, EuroWeb filed a Schedule 14D-9
Solicitation/Recommendation Statement, which disclosed that at a meeting held on February 25, 2002, a committee of directors of EuroWeb determined that in their view the Offer was inadequate. The committee recommended that stockholders reject the Offer and not tender their shares in the Offer.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Section 16 ("The Tender Offer--Dividends and Distributions") of the Offer to Purchase is hereby amended by inserting the following disclosure at the end of the third full paragraph on page 34:

         "Everest Acquisition acknowledges that its right to reduce the Offer Price may require an extension of the period that the Offer remains open pursuant to Rule 14e-1(b)."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Section 15 ("The Tender Offer--Source and Amount of Funds") of the Offer to Purchase is hereby amended by inserting the following at the end of the first paragraph on page 34:

         "The making of the Loan by Telki and the right of Everest Acquisition to make a draw down under the Loan is subject to the following conditions: (1) on or prior to the drawdown date Everest Acquisition cannot be in breach of any of its obligations under, or any of its representations or warranties made in, the credit facility agreement, and (2) no material adverse change can have occurred in the financial and/or commercial condition of Everest Acquisition on or before the drawdown date. A copy of the credit facility agreement has been filed as an exhibit to the Schedule TO filed with the SEC on February 20, 2002 in connection with the Offer. The description of the Loan above is qualified in its entirety by reference to the full text of the credit facility agreement."

ITEM 11. ADDITIONAL INFORMATION

         The Offer to Purchase is amended as follows:

         Section 4 ("Special Factors--Financial Projections and Other Information") is hereby amended by inserting the following in the first sentence of the first full paragraph on page 16 after the words "assumptions made by EuroWeb's management":

         "(which assumptions have not been made available to KPN)".

         Section 4 ("Special Factors--Financial Projections and Other Information") is also hereby amended by deleting the last sentence of the carry-over paragraph at the top of page 17 and replacing it with the following:

         "The EuroWeb projections included in this Offer to Purchase were not prepared by any of the KPN Entities. None of KPN, KPN Telecom, Pansource, Everest Acquisition or EuroWeb or any other person is making any representation as to the EuroWeb Projections included in this Offer to Purchase, and none of KPN, KPN Telecom, Pansource, Everest Acquisition, EuroWeb or any other person intends to update or otherwise revise the EuroWeb Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error."

         Section 18 ("The Tender Offer--Legal Matters") is hereby amended by adding the following:

         "Litigation. On February 25, 2002, Suan Investments Inc. and on March 5, 2002, Laurence Paskowitz each filed a complaint in the Delaware Court of Chancery against EuroWeb, KPN, Everest Acquisition, Pansource and the directors of EuroWeb. These actions were brought individually and as a putative class action on behalf of all holders of EuroWeb shares other than the defendants and persons related to or affiliated with the defendants. The complaints generally allege that:

         o  the Offer price is inadequate and

         o KPN, Everest Acquisition and Pansource did not make full and candid disclosure in the Schedule TO they filed with the SEC on February 20, 2002 in connection with the Offer,

and as a result the Offer was made in breach of fiduciary duties. The lawsuit seeks, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Offer to Purchase. KPN, Everest Acquisition and Pansource believe that these lawsuits are entirely without merit.

ITEM 12. EXHIBITS

         (a) (5) (ii) Complaint of Laurence Paskowitz, individually and on behalf of all others similarly situated, against EuroWeb, KPN, et al. filed in the Court of Chancery of the State of Delaware on March 5, 2002.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 3.  Identity and Background of Filing Person.

         The Offer to Purchase is hereby amended as follows:

         -  by adding "KPN Telecom" to the title of Section 13.

         - by adding the following after paragraph 2 of Section 13 ("The Tender Offer-- Information Concerning Everest Acquisition Pansource, KPN Telecom and KPN"):

            "KPN Telecom was incorporated under the laws of the Netherlands. KPN Telecom has its corporate seat in The Hague, The Netherlands. KPN's executive offices are located at Maanplein 5, 2516 CK, The Hague, The Netherlands and its telephone number is +31-70-446-0986. KPN Telecom is a subsidiary holding company of KPN."

         - by revising the third paragraph to Section 13 ("The Tender Offer-- Information Concerning Everest Acquisition Pansource, KPN Telecom and KPN") on page 31 to read as follows:

            "None of Everest Acquisition, Pansource or KPN Telecom is subject to informational filing requirements of the Exchange Act and, consequently, none of Everest Acquisition, Pansource or KPN Telecom is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters."

         - by revising the fourth paragraph on page 32 by (1) replacing the words "KPN, Pansource and Everest Acquisition" with "KPN, KPN Telecom, Pansource and Everest Acquisition" and (2) replacing the words "none of Everest Acquisition, Pansource or KPN" with "none of Everest Acquisition, Pansource, KPN Telecom or KPN".

         - by revising the fifth paragraph on page 32 to (1) replacing the words "Everest Acquisition, Pansource or KPN" with "Everest Acquisition, Pansource, KPN Telecom or KPN" and (2) replacing the words "Everest Acquisition, Pansource and KPN" with "Everest Acquisition, Pansource, KPN Telecom and KPN".

         Schedule I to the Offer to Purchase is amended as follows:

         - by replacing the footnote for the director listed for KPN Telecom B.V. with the following:

            "* The sole director of KPN Telecom B.V. is Koninklijke KPN N.V. The directors and executive officers of Koninklijke KPN N.V. are set forth above under "KONINKLIJKE KPN N.V." KPN Telecom B.V. has no officers. Employees of Koninklijke KPN N.V. take actions on behalf of KPN Telecom B.V. pursuant to powers of attorney as needed."

         -  by adding the following to the end of the listing for Pansource
            B.V.:

            "Other than the above members of the Management Board, Pansource B.V. has no officers or directors."

         - by adding the following to the list of material positions held during the past five years by Mr. M. Pieters:

            "Member of Supervisory Board of Telsource B.V. (December 1998-present); Member of Supervisory Board of KPNQwest B.V. (September 1999-present)".

         - by adding the following to the list of material positions held during the past five years by Mr. E. de Jong:

            "Manager, KPN's Unisource office (1997-1999)".

         - by adding the following to the list of material positions held during the past five years by Mr. M. Gregory is hereby amended by adding the following:

            "Prior to May 1999, Mr. Gregory was a student."

         Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         Section 1 ("Special Factors--Background of the Offer; Contacts with EuroWeb") of the Offer to Purchase is hereby amended as follows:

         - by inserting the following after the first sentence of the sixth full paragraph on page 5:

            "The parties, at this very preliminary stage of discussions, did not quantify the individual valuations of the companies but rather discussed their expectations about the relative valuations of the companies to each other, which would have been relevant to the pro forma stock ownership that stockholders of each company would have had in the combined company. Because the EuroWeb board's initial expectation, which was that the ratio of the value of EuroWeb to PanTel was one to three, was so far apart from KPN's expectation of one to five, the discussions were not continued."

         - by adding the following disclosure at the end of the first full paragraph on page 6:

            "As part of the sale process, EPIC contacted approximately 50 parties including telecom operators, Internet service providers and financial investors. EPIC invited bids on combined shareholdings in the three entities and made it a condition that bidders assume in full any outstanding debt of the acquired companies."

         - by replacing the last sentence of the carry-over paragraph at the top of page 7 with the following:

            "KPN rejected this proposal because it would have resulted in KPN's receiving a fixed value for its shares without there being any guarantee of the value that would have been offered to EuroWeb's minority stockholders, and KPN believed that as a result this proposal was subject to significant legal and completion risks, including possible stockholder litigation seeking injunctive relief and/or damages."

         - by replacing the last sentence of the first full paragraph on page 7 with the following:

            "KPN rejected this offer because it would have resulted in KPN receiving a greater consideration for each EuroWeb share than what would be paid to other EuroWeb stockholders and as a result the offer would be subject to significant legal and completion risks as described above. In addition, the other conditions to the offer made it unfavorable."

         -  by inserting the following to the end of the last paragraph on page
            7:

            "KPN determined to offer $2.25 per share because it wished to offer a fair price, and it believed after considering the factors described under "Fairness of the Offer" that $2.25 per share was a fair price."

         Item 7. Purposes, Alternatives, Reasons and Effects.

         The Offer to Purchase is amended as follows:

         Section 5 ("Special Factors-- Purpose and Structure of the Offer; Plans for EuroWeb") is hereby amended as follows:

         - by inserting the following at the end of the first paragraph on page 18:

            "As described under "Background of the Offer; Contacts with EuroWeb" above, in the spring of 2000, KPN decided to change its overall corporate strategy, choosing to discontinue investing in Eastern Europe and to concentrate on its core markets of the Netherlands, Belgium and Germany. Since February 2001, KPN has been seeking a buyer for EuroWeb. KPN determined to launch the Offer in February 2002 when these efforts failed to generate a viable proposal to acquire EuroWeb. KPN believes that the benefits to EuroWeb of maintaining its public listing do not outweigh the burdens connected with the listing, and KPN decided that prompt action was necessary to address the continuing incurrence of unsustainable costs by EuroWeb."

         - by inserting the following after the first sentence of the fourth full paragraph on page 18:

            "Benefits to tendering stockholders would include receipt of a substantial premium over the unaffected market value of their shares, liquidity for their shares, and elimination of exposure to further decreases in the price of their shares.

            Benefits to the KPN Entities would include the possibility that the value of KPN's stake will not be further eroded by costs associated with the New York office and EuroWeb's reporting obligations (which have an annualized cost of approximately $1 million), and that contribution of all remaining assets of EuroWeb to PanTel, after repaying or otherwise providing for certain liabilities of PanTel, may make the combined entity a more attractive package to a potential buyer of PanTel in the future or may facilitate a merger between PanTel and another entity.

            Benefits to EuroWeb would include a reduction in annual operating expenses."

         - by inserting the following at the end of the fourth full paragraph on page 18:

            "According to EuroWeb's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001, as of September 30, 2001, EuroWeb's net book value per share was $5.17. EuroWeb has negative net earnings."

         Section 11 ("Special Factors--United States Federal Income Tax Considerations") is hereby amended as follows:

         -  by inserting the following on page 30 at the end of such section:

            "The principal U.S. Federal income tax consequences of the Offer and any subsequent merger to EuroWeb will depend on which company is the surviving company in the merger. If Everest Acquisition is the surviving company in any merger, the merger will be a taxable transaction to EuroWeb, with taxable gain, if any, for corporate tax purposes being measured by the difference between EuroWeb's basis in its assets and the total consideration paid out to public stockholders in connection with the Offer and merger. If EuroWeb is the surviving corporation in any merger, then the merger will be a tax-free transaction for EuroWeb. The KPN Entities other than Everest Acquisition are not subject to U.S. Federal income tax."

         -  by deleting the first sentence in the fourth full paragraph on page
            29.

         Section 14 ("The Tender Offer--Merger; Appraisal Rights; Rule 13e-3") is hereby amended by inserting the following after the third full paragraph on page 33:

         "In order to exercise appraisal rights, a stockholder must continuously hold shares through the date of the merger and must deliver a written demand for appraisal to EuroWeb (x) prior to the stockholder vote in relation to the merger (and not vote in favor of the merger), if applicable, or (y) within 20 days after the mailing of a notice of merger and appraisal rights, in the case of a short-form merger. Within 120 days after the effective date of the merger, the corporation or any stockholder who has complied with the demand provisions and is otherwise entitled to appraisal rights may file a petition with the Delaware Court of Chancery demanding a determination of the fair value of his stock."

         Item 8.  Fairness of the Transaction.

         Section 3 ("Special Factors--Fairness of the Offer") of the Offer to Purchase is hereby amended as follows:

         - by inserting the following after the second sentence in the second paragraph on page 12:

            "The KPN Entities understand that EuroWeb has not retained an unaffiliated representative to act on behalf of the Public Stockholders for the purpose of negotiating the terms of the Offer. The KPN Entities believe that the Offer has not been approved by a majority of the directors of EuroWeb who are not employees of EuroWeb."

         - by deleting the third sentence of the third bullet point on page 12, and inserting the following new bullet point following such revised third bullet point:

            o "EuroWeb's proxy statement dated December 14, 1999, pursuant to which stockholders voted to approve the issuance of a majority of EuroWeb's outstanding common stock to KPN, disclosed that following such issuance KPN's voting rights would permit KPN to effect certain transactions, including mergers, consolidations, and sales of substantially all assets without the consent of EuroWeb's other stockholders, and that KPN would also be able to effect a change of control of EuroWeb's board of directors or prevent such a change of control. Accordingly, stockholders of EuroWeb who approved the KPN investment, and any stockholders who invested in EuroWeb subsequent to the KPN investment, were aware of KPN's control, and as a result should not expect to receive a "control premium" upon the sale of their shares of EuroWeb stock. Hence, the KPN Entities believe that the fact that the Offer Price does represent a significant premium to the unaffected market price of EuroWeb shares is one of the factors supporting the fairness of the Offer."

         -  by inserting the following as a new bullet point on page 12:

            o "The Offer Price represents a premium of over 39.8% over the closing price for EuroWeb common stock on the business day prior to public announcement of the Offer, which is nearly three times the 14% premium over the preannouncement closing price paid by KPN when it agreed to purchase its initial stake in EuroWeb. In other words, although the Offer Price is lower in absolute dollars than the price paid by KPN (after adjustment for EuroWeb's reverse stock split) when it originally purchased its stake in EuroWeb (which was at a time when the market valuations of Internet and technology companies were significantly higher than today), the Offer Price represents a premium over the recent unaffected market price that is significantly higher than the premium over the then current market price at which the board of directors was willing to sell a controlling interest in EuroWeb to KPN when KPN made its initial investment. The KPN Entities believe that the higher premium represented by the Offer Price is indicative of the fairness of the Offer Price."

         - by inserting the following disclosure after the first sentence of the first bullet point on page 13:

            "KPN notes that EuroWeb currently has negative cash flow, has never been profitable and is expected to continue to be unprofitable for the period for which KPN has EuroWeb financial projections."

         -  by inserting the following at the end of such bullet point:

            "This belief is based on the fact that EuroWeb's cost structure is disproportionately high for EuroWeb's size and that EuroWeb is reliant on other companies to provide access to the network it needs to provide services to its own customers."

         - by amending the first line in the last bullet point on page 13 to read as follows:

         "According to EuroWeb, EuroWeb has cash on hand and/or marketable securities equal to approximately $15.1 million,"

         - by replacing the penultimate sentence of the last paragraph under "Fairness of the Offer" on page 14 with the following:

            "In arriving at their determination that the Offer is fair to the Public Stockholders, the KPN Entities did not base this decision on the net book value, liquidation value or going concern value of EuroWeb (except as set forth above in the second bullet point under the negative factors). The KPN Entities believe that EuroWeb's book value ($5.17 per share as of September 30, 2001, based on information contained in EuroWeb's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001) is not material because the KPN Entities do not believe it has any meaningful relation to the economic value of the shares except to the extent it reflects the cash and marketable securities on hand at EuroWeb, which are separately considered in the second bullet point under the negative factors. The KPN Entities do not believe that EuroWeb has any material liquidation value or any material long-term going concern value as currently constituted other than the value of such cash and marketable securities, which is separately considered as described above. With respect to going concern value, the KPN Entities note that none of the offers submitted as a response to KPN's solicitation of indications of interest in acquiring EuroWeb attributed any significant value to the ongoing business other than the cash and marketable securities on hand. The KPN Entities currently believe EuroWeb has $15.1 million in cash and marketable securities and liabilities of approximately $2.8 million."

         Item 13.  Financial Statements.

         Section 10 ("Information Concerning EuroWeb") is hereby amended by inserting the following disclosure at the end of the section:

                          "EUROWEB INTERNATIONAL CORP.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following table sets forth summary historical consolidated financial data for EuroWeb as of and for the nine months ended September 30, 2001 and 2000 and as of and for each of the years ended December 31, 2000 and 1999.

         This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in EuroWeb's Annual Report on Form 10-KSB for the year ended December 21, 2000 and the unaudited consolidated interim financial information contained in EuroWeb's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2001, including the notes thereto. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by EuroWeb with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

                                                          NINE MONTHS
                                                       ENDED SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                                --------------------------------          ---------------------------------
                                                   2001                 2000                 2000                  1999
                                                -----------          -----------          -----------           -----------
                                                (UNAUDITED)          (UNAUDITED)
                                                                             (U.S. DOLLARS)
Income Statement Data:
     Revenues.........................           $4,851,685           $2,912,296           $4,397,386           $1,233,567
     Gross profit.....................            2,073,401            1,585,843            2,114,161              604,687
     Loss from operations.............          (3,286,837)          (2,277,777)          (3,856,493)           (1,480,144)
     Net loss.........................          (2,828,746)          (1,482,690)          (2,758,275)           (1,223,066)
                                                    As of September 30, 2001                  As of December 31, 2000
                                                    ------------------------                  -----------------------
Balance Sheet Data:
     Current assets...................                   $18,036,874                               $19,869,999
     Investment in affiliate..........                       622,969                                   934,602
     Non-current assets...............                     8,842,086                                10,762,026
     Current liabilities..............                     2,040,498                                 1,774,096
     Non-current liabilities..........                       362,909                                   535,755
     Total stockholders' equity.......                    24,475,553                                28,332,174

         EuroWeb historically has not reported earnings or ratios of earnings to fixed charges or declared cash dividends.

         The following table sets forth certain historical per share data for EuroWeb.

                                                      NINE MONTHS                     YEAR ENDED
                                                  ENDED SEPTEMBER 30,                 DECEMBER 31,
                                            -----------------------------     ---------------------------
                                               2001              2000             2000            1999
                                            ----------        -----------     ----------       ----------
                                            (UNAUDITED)       (UNAUDITED)
                                                       (U.S. Dollars per share, Except Share Numbers)
Loss from operations per share,
   basic and diluted* .................        $(.69)           $(.54)           $(.88)           $(.86)
Net loss per share, basic and diluted*          (.60)            (.35)            (.60)            (.70)
Book value per share* .................          5.17             N.A.             6.44             N.A.
Weighted average number of shares
   outstanding, basic and diluted* ....     4,735,919        4,249,084        4,398,940        1,718,600

* Adjusted, where appropriate, to reflect one-for-five reverse stock split.

         Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders' equity by the weighted average number of shares of common stock outstanding.

         Except as otherwise set forth herein, the information concerning Euroweb contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although the KPN Entities have no knowledge that would indicated that any statements contained herein based on such documents that records are untrue, the KPN Entities cannot ensure the accuracy or completeness of the information contained in such documents and records, or for any failure by EuroWeb to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the KPN Entities."

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                                        EVEREST ACQUISITION CORP.

                                        By:  /s/  J.R. STIENSTRA
                                             -----------------------------------
                                             Name: Mr. J.R. Stienstra
                                             Title: Vice-Chairman

                                        PANSOURCE B.V.

                                        By:  /s/  S.G.J. VAN LOOSDRECHT
                                             -----------------------------------
                                             Name: Mr. S.G.J. Van Loosdrecht
                                             Title: Director

                                        KONINKLIJKE KPN N.V.

                                        By:   /s/  A.J. SCHEEPBOUWER
                                             -----------------------------------
                                             Name: Mr. A.J. Scheepbouwer
                                             Title: CEO Royal Dutch KPN N.V.

                                        KPN TELECOM B.V.

                                        By:   /s/  A.J. SCHEEPBOUWER
                                             -----------------------------------
                                             Name: Mr. A.J. Scheepbouwer
                                             Title: CEO Royal Dutch KPN N.V.

Dated: March 11, 2002

                                  EXHIBIT INDEX
EXHIBIT NO.    DESCRIPTION

(a)(5)(ii) Complaint of Laurence Paskowitz, individually and on behalf of all others similarly situated, against EuroWeb, KPN, et al. filed in the Court of Chancery of the State of Delaware on March 5, 2002.